UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 8, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE[1]

Date	08 July 2022

Release Number	23/22

Court of Appeal rules claim can proceed in UK

BHP Group Limited and BHP Group UK (Ltd) (formerly BHP Group Plc) are defendants to a group action claim in the United Kingdom (UK) in relation to the Samarco dam failure on 5 November 2015. The group action seeks compensation for individuals, municipalities, private businesses and other institutions in Brazil following the Samarco dam failure.

The Court of Appeal has heard an appeal by the claimants in the group action against a decision made by the High Court on 9 November 2020 that dismissed the group action as an abuse of process. Today, the Court of Appeal has decided to allow the appeal. The judgment allows the group action to continue in the UK and overturns the earlier decision of the High Court. BHP is considering whether to seek permission to appeal the judgment to the UK Supreme Court.

The judgment is not a decision in relation to the merits of the claims made in the group action. It is concerned with the preliminary question of whether the group action can continue against BHP in the United Kingdom.

BHP Brasil remains committed to continue supporting the local remediation efforts in Brazil through the Renova Foundation. Those efforts have already provided BRL9.8bn (~£1.5bn) in compensation and direct financial aid in relation to the dam failure to over 376,000 people.

BHP will continue to defend the UK group action, which BHP believes is unnecessary because it duplicates matters already covered by the existing and ongoing work of the Renova Foundation and legal proceedings in Brazil.

[1]	This release was made outside the hours of operation of the ASX market announcements office.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Sabrina Goulart
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Mobile: +1 832 781 6698

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: July 8, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary